Mark J. Wishner
Tel. 703.749.1352
Fax 703.749.1301
wishnerm@gtlaw.com

January 6, 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549
Attention:  Maryse Mills-Apenteng
Mail Stop 4561

Re:	SouthPeak Interactive Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed November 25, 2008
File No. 333-154311

Dear Ms. Mills-Apenteng:

On behalf of SouthPeak Interactive Corporation (the “Company”), and in response to the letter of comment of the Commission staff (the “Staff”) dated December 16, 2008 (the “Comment Letter”), enclosed please find Amendment No. 2 to the Company’s Registration Statement on Form S-1 initially filed on January 5, 2008 (“Amendment No. 2”).  Amendment No. 2 to the Company’s Registration Statement on Form S-1 is marked to show changes from Amendment No. 1 to the Company’s Registration Statement filed on November 25, 2008.

On behalf of the Company, we submit the following responses to the comments contained in the Comment Letter.  To aid in the Staff’s review, we have repeated the Staff’s comments in bold and the headings and numbers correspond to the headings and numbers in the Comment Letter.

General

1.
We note your response to comment 1 of our letter dated November 10, 2008, in which you assert that you were not required to liquidate, on the grounds that the charter provision requiring such liquidation was eliminated on the termination date.  Revise your disclosure to describe your interpretation of Article Fifth (C) of your charter and your reasoning regarding your obligation to liquidate. Also, disclose how you determined that this course of action was consistent with the unambiguous disclosure in your IPO prospectus that you would liquidate if you did not consummate a business combination by the termination date. Among other things, we believe you should revise your risk factors to prominently disclose any potential consequences of this course of action.

The Company has added disclosure, beginning on page 39 of Amendment No. 2, in response to the Staff’s comment. The Company has also added a risk factor on page 7 of Amendment No. 2.

U.S. Securities and Exchange Commission
January 6, 2008

2.
We note your response to comment 2 of our letter dated November 10, 2008, regarding your omission to file an information statement with respect to your charter amendment and wait the required number of days prior to taking the corporate action.  Clearly disclose the sequence of events outlined in your response, and the determinations that you made in this regard, and expand your risk factors to prominently disclose any potential consequences of this course of action. In providing this disclosure, ensure that you address any implications of Note A to Schedule 14A. For instance, if the charter amendment you effected involved the acquisition of SouthPeak Interactive, L.L.C., as appears to be the case, disclose how any information statement with respect to the charter amendment would necessarily have called for disclosure with respect to the acquisition itself.

The Company has added disclosure, beginning on page 39 of Amendment No. 2, in response to the Staff’s comment. The Company has also added a risk factor on page 8 of Amendment No. 2.

3.	We are continuing our review of your response to comment 4 of our letter dated November 10, 2008, regarding your exchange offer analysis. We may have further comment upon completion of our review.

The Company acknowledges the Staff’s comment.

Outside Front Cover Page of Prospectus

4.
You indicate in response to comment 5 of our letter dated November 10, 2008 that you revised the prospectus cover page regarding the number of shares of common stock to be registered for sale by you, but these changes do not appear to have been made. Please include on the cover page of the prospectus a statement referencing the offer and sale by you of 6,026,399 shares of common stock underlying the Class Y warrants, or advise.

The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

Principal and Selling Stockholders, page 57

5.
You have provided disclosure responsive to comment 6 of our letter dated November 10, 2008 in the footnotes to the selling stockholder table, but you have not provided this disclosure with respect to all of the selling stockholders listed in the table. Please provide information regarding how each of the selling stockholders obtained their shares and the terms on which the shares were offered.

The Company acknowledges the Staff’s comment and has revised its disclosure accordingly.

U.S. Securities and Exchange Commission
January 6, 2008

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Please do not hesitate to call me at (703) 749-1352 or Chris Davis at (703) 749-1305 should you have any questions concerning this filing or any of the above responses.

Very truly yours,

/s/ Mark J. Wishner

Mark J. Wishner

Enclosures

Copies to:	Terry Phillips
Melanie Mroz